                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                  FORM 11-K
                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                              -----------------

(Mark One):

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
----- 1934.
For the fiscal year ended December 31, 2002.

                                      OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ---- EXCHANGE ACT OF 1934.
For the transition period from __________________ to _________________

Commission file number: 0-1502

        A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                        AMERICAN GREETINGS RETIREMENT
                       PROFIT SHARING AND SAVINGS PLAN


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        AMERICAN GREETINGS CORPORATION
                              ONE AMERICAN ROAD
                            CLEVELAND, OHIO 44144

                              -----------------

                             REQUIRED INFORMATION

        The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan"):

        1. Audited statements of net assets available for benefits as of December 31, 2002 and 2001.

        2. Audited statements of changes in net assets available for benefits for the years ended December 31, 2002 and 2001.

                        EXHIBITS
Exhibit No.

23                Consent of Independent Auditors


                                  SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        AMERICAN GREETINGS RETIREMENT
                                        PROFIT SHARING AND SAVINGS PLAN


June 26, 2003                           By: /s/ Robert P. Ryder
                                           ------------------------------
                                           Name:  Robert P. Ryder
                                           Title: Senior Vice President
                                                  and Chief Financial Officer

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

American Greetings Retirement Profit Sharing and Savings Plan
Years ended December 31, 2002 and 2001
with Report of Independent Auditors

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                          Audited Financial Statements
                            and Supplemental Schedule


                     Years ended December 31, 2002 and 2001


                                TABLE OF CONTENTS


Report of Independent Auditors....................................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...................................................................2
Statements of Changes in Net Assets Available for Benefits........................................................3
Notes to Financial Statements.....................................................................................4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)...................................................9

                         Report of Independent Auditors

Administrative Committee of the American Greetings
   Retirement Profit Sharing and Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /s/ Ernst & Young LLP

Cleveland, Ohio
June 12, 2003

                            American Greetings
                Retirement Profit Sharing and Savings Plan

             Statements of Net Assets Available for Benefits


                                                          DECEMBER 31
                                                   2002                 2001
                                               ------------         ------------
ASSETS

Investments, at fair value                     $574,746,751         $719,178,153

Contribution receivables:
Employer                                         18,533,026            9,424,207
Participants                                      1,320,755            1,382,845
                                               ------------         ------------
Total receivables                                19,853,781           10,807,052
                                               ------------         ------------
Net assets available for benefits              $594,600,532         $729,985,205
                                               ============         ============

See notes to financial statements.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                    YEARS ENDED DECEMBER 31
                                                                   2002                 2001
                                                              -------------         -------------
ADDITIONS
Investment income (loss):
   Net depreciation in fair value
      of investments                                          $ (87,892,657)        $ (57,497,294)
   Interest and dividends                                        15,399,166            23,375,787
   Dividends from American Greetings
   Corporation common stock                                            --                 977,372
Contributions:
   Participants                                                  16,964,373            18,588,460
   Employer                                                      18,533,026             9,424,207
   Rollovers                                                        490,342               443,478
Transfer from AmericanGreetings.com 401(k) Plan                   4,730,145                  --
Transfer from Gibson Greetings and
   CPS Corporation 401(k) Plans                                        --              40,005,445
                                                              -------------         -------------
Total                                                           (31,775,605)           35,317,455

DEDUCTIONS

Benefits paid directly to participants                          103,572,385            70,124,163
Administrative expenses                                              36,683                36,921
                                                              -------------         -------------
Total                                                           103,609,068            70,161,084
                                                              -------------         -------------
Net decrease                                                   (135,384,673)          (34,843,629)
Net assets available for benefits at beginning of year          729,985,205           764,828,834
                                                              -------------         -------------
Net assets available for benefits at end of year              $ 594,600,532         $ 729,985,205
                                                              -------------         -------------


See notes to financial statements.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 2002 and 2001

1. DESCRIPTION OF PLAN

The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all full-time non-union employees and certain union employees of American Greetings Corporation (the Corporation) and its domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Corporation annually contributes 8% of its consolidated domestic pretax profits (as defined), excluding dividends and gains and losses from capital assets and foreign currency transactions, to the Plan. A contribution of $13,637,388 and $0 was made in 2002 and 2001, respectively, based on the Corporation's pretax profits. Additional amounts may be contributed at the option of the Corporation's Board of Directors. The Corporation made a discretionary contribution of $0 and $4,365,108 in 2002 and 2001, respectively.

Additionally, participants may contribute 2% to 15% of pretax annual compensation (401(k) contributions), as defined in the Plan. The Corporation may restrict individual contributions below 15% in order to meet certain governmental limitations. The Corporation contributes 40% of the first 6% of pretax annual compensation that a participant contributes to the Plan, provided that the Corporation achieves certain predetermined financial goals. The Corporation's matching contribution was $4,895,638 and $5,059,099 in 2002 and 2001, respectively. All contributions are invested in accordance with the participants' investment elections.

Participants direct the investment of their accounts, together with their share of the Corporation's annual contributions, in increments of 1% to any of the investment options offered under the Plan.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS AND VESTING

Each participant's account is credited with the participant's 401(k) contributions and allocations of (a) the Corporation's profit sharing contribution and 401(k) match and (b) Plan earnings. Allocations are based on participant compensation, participant elections, or account balances, as defined. Individuals who have retired or terminated employment with the Corporation do not participate in the Corporation's future contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in both their and the Corporation's contributions, plus actual earnings thereon.

PARTICIPANT LOANS

Participants may borrow against their elected deferred contributions or rollover contributions, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from six to sixty months, or a reasonable period of time as determined by the Administrative Committee, for loans used for the purchase of a participant's primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent at the time of the loan origination. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

At the time of a participant's retirement or termination of service, the participant may elect to receive a lump sum payment or to be paid in monthly, quarterly or annual installments.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements (continued)


2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common stock of the Corporation is valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements (continued)



3. INVESTMENTS

The Plan's investments are held by Vanguard Fiduciary Trust Company, Trustee of the Plan. The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                          DECEMBER 31
                                                    2002                2001
                                                ------------        ------------

Vanguard 500 Index Fund Investor Shares         $ 99,487,077        $146,014,997
Vanguard PRIMECAP Fund                           131,925,675         203,764,732
Vanguard Wellington Fund Investor Shares          43,345,365          52,649,061
Vanguard Prime Money Market Fund                  80,931,443          92,134,646
Vanguard Total Bond Market Index Fund                                141,782,543
One Group Bond Fund; Class I Shares              140,593,940

During the year ended December 31, 2002 and 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                          2002                 2001
                                                      ------------         ------------

Registered investment companies                       $(92,278,533)        $(67,505,762)
Common/collective trust funds                                 --                 48,498
Common stock of American Greetings Corporation           4,385,876            9,959,970
                                                      ------------         ------------
Net depreciation in fair value of investments         $(87,892,657)        $(57,497,294)
                                                      ============         ============

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements (continued)


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 24, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held 949,480 Class A shares and 900,000 Class B shares of American Greetings Corporation common stock at December 31, 2002 with a combined fair value of $29,221,784 (1,270,887 and 900,000 shares, respectively, at December 31, 2001 with a combined fair value of $29,914,823). Class B shares are not publicly traded. The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Accounting, legal and certain other administrative fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings.

6. TRANSFERS OF ASSETS FROM OTHER PLANS

Effective at the close of business on November 18, 2002, the AmericanGreetings.com 401(k) Plan was merged with the Plan and net assets of $4,730,145, representing participant account balances as of that date, were transferred to the Plan. AmericanGreetings.com is a majority owned subsidiary of American Greetings.

On March 9, 2000, the Corporation acquired Gibson Greetings, Inc. Effective at the close of business on December 31, 2000, the Gibson Greetings, Inc. 401(k) Plan was merged with the Plan and net assets of approximately $27.7 million representing participant account balances as of that date were transferred to the Plan on January 1, 2001. In addition, the Corporation acquired CPS Corporation on July 13, 2000. Effective at the close of business on December 31, 2000, the CPS Corporation of Delaware Personal Retirement Savings Plan and the CPS Corporation-Henderson Hourly Employee Savings Plan were merged with the Plan and net assets of approximately $12.3 million representing participant account balances as of that date were transferred to the Plan on January 1, 2001.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                        EIN: 34-0065325 Plan Number: 001

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2002


                                                                     DESCRIPTION OF INVESTMENT
                                                                     INCLUDING MATURITY DATE,
                   IDENTITY OF ISSUE, BORROWER,                          RATE OF INTEREST,                CURRENT
                     LESSOR OR SIMILAR PARTY                           PAR OR MATURITY VALUE               VALUE
----------------------------------------------------------------------------------------------------------------------------

VALUE OF INTEREST IN REGISTERED INVESTMENT COMPANIES
 One Group Bond Fund; Class I Shares                                    12,631,980 shares              $140,593,940
*Vanguard 500 Index Fund Investor Shares                                 1,225,965 shares                99,487,077
*Vanguard PRIMECAP Fund                                                  3,412,459 shares               131,925,675
*Vanguard Wellington Fund Investor Shares                                1,764,876 shares                43,345,365
*Vanguard Prime Money Market Fund                                       80,931,443 shares                80,931,443
*Vanguard Windsor II Investor Shares                                       983,171 shares                20,449,956
*Vanguard Wellesley Income Fund Investor Shares                            789,605 shares                15,713,139
*Vanguard International Growth Fund                                        473,938 shares                 5,763,083
*Vanguard Extended Market Index Fund Investor Shares                       301,630 shares                 5,652,540
                                                                                                       ------------
Total value of interest in registered investment companies                                              543,862,218

EMPLOYER-RELATED INVESTMENTS
*American Greetings Corp. Class A Common Stock                             949,480 shares                15,001,784
*American Greetings Corp. Class B Common Stock                             900,000 shares                14,220,000
                                                                                                       ------------
Total employer-related investments                                                                       29,221,784

*LOANS TO PARTICIPANTS                                                  5.25% to 10.5%,
                                                                      Various maturity dates              1,662,749
                                                                                                       ------------
                                                                                                       $574,746,751
                                                                                                       ============

* Indicates party-in-interest to the Plan.